Mail Stop 4561

December 12, 2008

Allan S. Kitagawa
Chief Executive Officer
Territorial Bancorp Inc.
1132 Bishop Street
Suite 2200
Honolulu, Hawaii 96813

Re: Territorial Bancorp Inc.
   Form S-1, filed November 14, 2008
   File Number 333-155388

Dear Mr. Kitagawa:

       We have reviewed your above referenced Form S-1 and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If
you disagree, we will consider your explanation as to why our comment is inapplicable or a
revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our
comments, we may ask you to provide us with supplemental information so we may better
understand your disclosure. After reviewing this information we may have additional comments.

       The purpose of our review process is to assist you in your compliance with the applicable
disclosure requirements and to enhance the overall disclosure in your filing. We look forward to
working with you in these respects. We welcome any questions you may have about our
comments or on any other aspect of our review. Feel free to call us at the telephone numbers
listed at the end of this letter.

Territorial Savings Bank, page 2

1.   Please revise to give the percentage of assets represented by your traditional mortgages
       and by mortgage backed securities.

2.   Where appropriate in the summary, please discuss the condition of the real estate market in your market area, including quantification. As warranted, address any increase in foreclosures, changes in average sale prices, vacancy rates and the like. Also provide this information in the description of your market area in the body of the text on page 82. A risk factor may be warranted.

3.   Given your significant position in mortgage backed securities, consider the need for a discussion related to the current market for these securities and the level of risk they represent. Consider a related risk factor. We note the disclosure on page 87.

4.   Where appropriate in the summary describe the current, adverse conditions affecting the banking industry and the impact this is having on the market for bank stock. Describe how you expect this to impact your operations and the market for your shares. We note the related risk factor at the top of page 18 which seems overly generic. Please revise this risk factor to address the extent of impact on your operations to date.

5.   Also, describe the extent to which market conditions are impacting this offering. For example, it appears that the appraisal range is probably lower than it would have been a year or two ago as a result of the appraisal's dependence on peer group market performance. We note in particular the price to book ratios disclosed on page 6. While the offering price per share might be the same as in past offerings, the amount the company can raise is reduced. Note also in the discussion of the appraisal in the body of the text.

Reasons for the Conversion, page 2

6.   Please disclose why you are conducting the offering at this time given the generally difficult operating conditions for banks and adverse stock market conditions, particularly for financial companies. To the extent that the bank has received any indication from your financial regulators to increase capital, please disclose that the bank has received such a recommendation.

After-Market Stock Price…, page 7

7.   Please quantify the average and median for the last column of figures.

Future changes in interest rates…, page 16

8.   This risk factor appears overly generic given significantly declining rates over the past few months and talk of further reductions. Please revise to incorporate these events.

How We Intend to Use the Proceeds From this Offering, page 28

9.   Please quantify the cost of the two branches referenced at the bottom of page 29.

Non-Interest Expense, page 64

10.   We note that salaries and employee benefits expense increased materially from 2005 to 2006 and then decreased by a similar amount from 2006 to 2007. Please revise your disclosure to quantify the amount of cash bonuses for 2005, 2006, 2007 and the nine months ended 2007 and 2008 and to quantify each of the reasons to which you attribute the change from 2005 to 2006.

Allowance for Loan Losses, page 69

11.   We note that according to your table on page 71 100% of the charge-offs since 2003 have been in the "Other loans" category. Please revise to provide a footnote to your table on page 71 to identify the nature of the loans on which these charge-offs were incurred.

Compensation Discussion and Analysis, page 104

12.   You indicate that certain performance targets are used to establish annual base salary and Incentive Compensation amounts. However, you do not disclose the specific target amounts that need to be achieved. This should be disclosed so that an investor can understand the level of difficulty required to reach various compensation levels and can appreciate the relationship between expected performance and actual performance. Please disclose, the performance targets used to establish compensation. Please do this whether or not the targets are met. If you believe that disclosure of these goals is not required because disclosure would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K, please provide a detailed explanation in your response supporting your conclusion. To the extent you believe that the competitive harm caused by disclosure of any particular performance target would be different than another, please discuss those targets separately in your analysis. Please refer to Question 118.04 of Item 402(b) of Regulation S-K Compliance and Disclosure Interpretations, available on our website at www.sec.gov.

13.   Please disclose how the bonus amounts for Messrs. Miyamoto and Lau were determined. Refer to Item 402(b)(1)(v) of Regulation S-K.

Formatted: Bullets and Numbering

Financial Statements
Note (3) Investment Securities, page F-16

14.   You disclose here and on page 60 that you sold $21.7 million of fixed-rate mortgage-backed securities in May 2007 for interest rate management purposes and that the sale was permitted by SFAS 115. Please tell us the specific guidance in SFAS 115 that permits the sale of held to maturity securities for interest rate management purposes without necessarily calling into question your intent to hold other debt securities to maturity. Tell us how you considered the guidance of paragraph 9a of SFAS 115. Further, you disclose on page 75 and elsewhere in your filing that your investment securities are a primary source of liquidity. Please tell us how you considered these statements in assessing both your intent and ability to hold your investment securities to maturity.

15.   You disclose that trust preferred securities have not been downgraded and that you continue to receive interest payments in accordance with the original contractual terms. Please revise to disclose the credit rating of the securities. Also, provide us with your analysis of the securities' impairment that considers all available evidence for each individual issuer and specifically tell us to what you attribute the severity of the fair value decline and tell us how you considered that in your impairment analysis.

Note (12) Subordinated Debentures, page F-27

16.   If true, please revise to confirm in your disclosure that you have wholly and unconditionally guaranteed the securities issued by the trusts. Refer to Rule 3-10(b) of Regulation S-X.

Exhibit 8

17.   Please revise the first line to indicate that you are addressing the *material* federal tax consequences.

18.   At the top of page two you indicate the opinion is as of the date hereof. Please update the opinion with your next amendment.

* * * *

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please direct any accounting questions to Michael Volley at 202-551-3437 or, in his absence, Kevin Vaughn at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551- 3419.

Sincerely,

Christian Windsor
Special Counsel

By fax: Lawrence M.F. Spaccasi
       Fax number 202-362-2902